Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
brad.skinner@tmm.com.mx

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

GRUPO TMM, S.A. FILES AMENDMENT TO ITS REGISTRATION STATEMENT
WITH DETAILS OF ITS PROPOSED WARRANT OFFER IN CONNECTION WITH
ITS PREVIOUSLY ANNOUNCED EXCHANGE OFFERS AND
CONSENT SOLICITATIONS FOR ITS 9 1/2% SENIOR NOTES DUE 2003 AND
10 1/4% SENIOR NOTES DUE 2006

Mexico City, February 24, 2003 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) announced today that it has extended the expiration date for both of its previously announced exchange offers and consent solicitations for all of its outstanding 9 1/2 percent Senior Notes due 2003 ("2003 notes") and its 10 1/4 percent Senior Notes due 2006 ("2006 notes"). The exchange offers and consent solicitations will expire at 5:00 p.m., New York City time, on March 11, 2003, unless further extended by Grupo TMM with respect to one or both series of the notes. This extension is made without any change in the terms or conditions of the exchange offers. In addition, Grupo TMM has announced additional details of the warrant offering that is part of its proposed changes to the exchange offer with respect to the 2003 notes. The proposed changes are described in an amendment filed today with the SEC which amends the company's new registration statement filed on February 18, 2003.

However, the changes described in the new registration statement and the amendment will not be offered to holders and will not become a part of the existing exchange offers until further action is taken by Grupo TMM and the SEC to complete the new registration statement and have it declared effective by the SEC.

The Company plans to offer, for each $1,000 principal amount of 2003 notes tendered and accepted in the exchange offer, 55 warrants to purchase American Depositary Shares ("ADSs"). Each warrant is exercisable to purchase one ADS, representing one of the company's Series A Shares, at an exercise price of $9.00 per warrant, subject to certain adjustments, payable only by surrender of the new notes offered in the exchange offers (subject to limitations). If all of the 2003 notes were tendered and exchanged, the company would issue approximately 9.7 million ADSs. Unless exercised, the warrants will expire in 2010. The ADSs are listed and principally traded on the New York Stock Exchange under the symbol "TMM." The amendment to the exchange offers and consent solicitations relating to the addition of warrants will be made available to holders only upon declaration of the effectiveness of such further amendment by the Securities and Exchange Commission.

In addition to including the warrants to purchase American Depositary Shares of Grupo TMM, as part of the consideration being offered for 2003 notes tendered and accepted in the exchange offer, the proposed changes to the exchange offer with respect to the 2003 notes will include offering all holders of 2003 notes whose notes are tendered and accepted the consent fee of $5.00 per $1,000 principal amount of 2003 notes and reducing the minimum tender condition for the 2003 notes from 85% of the 2003 notes to 80% of the 2003 notes. All other terms and conditions of the exchange offers and the consent solicitations remain the same.

As of 5:00 p.m., New York City time, on February 21, 2003, approximately 31.41% of the outstanding 2003 notes, or $55,561,000 principal amount, had been tendered and not withdrawn, and 75.07% of the outstanding 2006 notes, or $150,142,000 principal amount, representing a majority of the 2006 notes, had been tendered and not withdrawn.

Salomon Smith Barney Inc. is acting as the dealer manager for the exchange offers and consent solicitations.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.gtfm.com.mx. Grupo TMM's ADSs are listed on the New York Stock Exchange under the symbol "TMM" and its Series A Shares are listed on Mexico's Bolsa Mexicana de Valores under the symbol "TMM A."

The exchange offers and consent solicitations are made solely by the prospectus dated December 26, 2002, as amended to date, the related letter of transmittal and consent, and any amendments or supplements thereto. Copies of the prospectus and transmittal materials can be obtained from Mellon Investor Services LLC, the information agent for the exchange offers and consent solicitations, at the following address:

Mellon Investor Services
44 Wall Street, 7th Floor
New York, NY 10005
(888) 689-1607 (toll free)
(917) 320-6286 (banks and brokers)

A registration statement relating to the warrants has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State The exchange offers and consent solicitations are not being made to, nor will tenders be accepted from, or on behalf of, holders of existing Notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require the exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.